UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39216

Huize Holding Limited

(Registrant’s Name)

49/F, Building T1, Qianhai Financial Centre, Linhai Avenue,

Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Huize Holding Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

In May 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 26, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

Huize Holding Limited is a company controlled by Mr. Cunjun Ma, who hold 76.8% of the Company’s aggregate voting power as of February 28, 2023. In response to Item 16I(a) of Form 20-F, based on the above and the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s best knowledge, other than Huidz Holding Limited, Crov Global Holding Limited, Wande Weirong Limited, CDF Capital Insurtech Limited and Bodyguard Holding Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of February 28, 2023.

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Huidz Holding Limited is a company incorporated in British Virgin Islands that is ultimately controlled by QYRT Family Trust, a trust established under the laws of the British Virgin Islands and managed by HSBC International Trustee Limited as the trustee. Mr. Cunjun Ma is the settlor of the trust and his family member(s) are the trust’s beneficiaries. As of February 28, 2023, Huidz Holding Limited beneficially owned 150,591,207 Class B common shares of the Company, representing 14.7% of the Company’s total outstanding shares and 72.1% of the Company’s aggregate voting power.

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Crov Global Holding Limited is a company incorporated in the British Virgin Islands, and is wholly owned by Made-in-China.com LIMITED, which in turn is wholly owned by Focus Technology Co., Ltd., a company with its securities listed on Shenzhen Stock Exchange (stock code: 002315). Mr. Jinhua Shen is the controlling shareholder and chairperson of Focus Technology Co., Ltd. Crov Global Holding Limited beneficially owned 155,928,400 Class A common shares of the Company as of December 31, 2022, based on a Schedule 13G/A filed on February 9, 2023. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming Crov Global Holding Limited’s shareholding does not change since December 31, 2022, Crov Global Holding Limited beneficially owned 15.2% of the Company’s total outstanding shares and held 5.0% of the Company’s aggregate voting power as of February 28, 2023.

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Wande Weirong Limited is a company incorporated in the British Virgin Islands, and is wholly owned by Jiaxing Weirong Investment Management Partnership (Limited Partnership), whose general partner is Wanrong Times Asset Management (Xuzhou) Co., Ltd. Beijing Wanrong Times Capital Management Co., Ltd. is the controlling shareholder of Wanrong Times Asset Management (Xuzhou) Co., Ltd. Mr. Jun Xiong is the controlling shareholder of Beijing Wanrong Times Capital Management Co., Ltd. Mr. Jun Xiong disclaims beneficial ownership of the shares held by Wande Weirong Limited, except to the extent of his pecuniary interests therein. Wande Weirong Limited beneficially owned 98,321,680 Class A common shares of the Company as of December 31, 2022, based on a Schedule 13G/A filed on February 11, 2021 and information provided by Wande Weirong Limited to the Company. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming Wande Weirong Limited’s shareholding does not change since December 31, 2022, Wande Weirong Limited beneficially owned 9.6% of the Company’s total outstanding shares and held 3.1% of the Company’s aggregate voting power as of February 28, 2023.

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CDF Capital Insurtech Limited is a company incorporated in the British Virgin Islands, and is wholly owned by Tianjin Chuangdongfang Enterprise Management Partnership (Limited Partnership), whose general partner is Mr. Ke Xiao. CDF Capital Insurtech Limited beneficially owned 80,991,300 Class A common shares of the Company as of December 31, 2022, based on a Schedule 13G/A filed on February 11, 2021. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming CDF Capital Insurtech Limited’s shareholding does not change since December 31, 2022, CDF Capital Insurtech Limited beneficially owned 7.9% of the Company’s total outstanding shares and held 2.6% of the Company’s aggregate voting power as of February 28, 2023.

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Bodyguard Holding Limited is an ESOP platform for the restricted share award of the Company or on behalf of certain director. The restricted shares are granted to certain directors, management and key employees of the Company who are shareholders of Bodyguard Holding Limited. The sole voting power of these Class A common shares has been delegated to Mr. Cunjun Ma. As of February 28, 2023, Bodyguard Holding Limited beneficially owned 55,110,084 Class A common shares of the Company, representing 5.4% of the Company’s total outstanding shares and held 1.8% of the Company’s aggregate voting power.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 19, 2023 for more details.

In addition, the Company is not aware of any governmental entity of mainland China that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huize Holding Limited

By:	/s/ Ronald Tam
Name:	Ronald Tam
Title:	Co-Chief Financial Officer

Date: April 19, 2023